

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 21, 2009

Mr. Daymon Bodard
President and Chief Executive Officer
Nova Energy, Inc.
2050 Russet Way, Ste.190,
Carson City, NV 89703

       Re: Nova Energy, Inc.
       Item 4.01 Form 8-K Filed September 16, 2009
       File No. 000-27693
       Response Letter dated September 16, 2009

Dear Mr. Bodard:

       We have completed our review of your filing and response letter and have no further comments at this time.

       Sincerely,

       Karl Hiller
       Branch Chief